


05041433

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~46555940~~ 16655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEBRUARY 1, 2004 AND ENDING JANUARY 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HMS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 SUMMIT AVENUE
(No. and Street)

MONTVALE, NJ 07645
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HARRY LEFKOWITZ 201-476-0900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HARRY LEFKOWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HMS SECURITIES, INC., as of January 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Signature

Title

Sworn to and subscribed
before me this
25 day of 3/05



Notary Public

MARK SHEFTS
I.D. NO.: 58321
NOTARY PUBLIC OF NEW JERSEY
Commission Expires Jan. 7, 2007

HMS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

JANUARY 31, 2005

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

HMS SECURITIES, INC.
Financial Report
January 31, 2005

CONTENTS

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
HMS Securities, Inc.

We have audited the accompanying statement of financial condition of HMS Securities, Inc. as of January 31, 2005, and the related statements of income, changes in stockholders' equity, changes in subordinated accounts and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HMS Securities, Inc. as of January 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 25, 2005

HMS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2005

ASSETS

Cash		$ 120,265
Brokerage receivables		56,500
Investments		3,300
Other assets		27,372
Total Assets		$ 207,437

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 61,249
Income taxes payable		1,049
Total Liabilities		62,298
Commitments and Contingencies		
Stockholders Equity:		
Common stock, no par value, authorized 1,000 shares, issued 300 shares	$ 30,295	
Additional paid-in capital	58,825	
Retained earnings	82,319	
	171,439	
Less: Cost of treasury stock (50 shares)		26,300
Total Stockholders' Equity		145,139
Total Liabilities and Stockholders' Equity		$ 207,437

The accompanying notes are an integral part of the financial statements.

HMS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JANUARY 31, 2005

REVENUES:		
Commission income		$ 502,175
ECN income		163,328
Other income		33,679
Total Revenues		699,182
EXPENSES:		
Clearing charges	$ 11,637	
ECN expenses	211,392	
Employee compensation and benefits	245,658	
Occupancy costs	37,769	
Communication and data processing	23,026	
Regulatory fees and expenses	17,744	
Other expenses	150,107	
Total Expenses		697,333
Income before provision for income taxes		1,849
Provision for income taxes		1,098
NET INCOME		$ 751

The accompanying notes are an integral part of the financial statements.

HMS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JANUARY 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances - February 1, 2004	$ 30,295	$ 58,825	$ 81,568	$ (26,300)	$ 144,388
Net income	-	-	751	-	751
Balances - January 31, 2005	$ 30,295	$ 58,825	$ 82,319	$ (26,300)	$ 145,139

The accompanying notes are an integral part of the financial statements.

HMS SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED ACCOUNTS
FOR THE YEAR ENDED JANUARY 31, 2005

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The accompanying notes are an integral part of the financial statements.

HMS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2005

Cash Flows from Operating Activities:	
Net income	$ 751
Adjustments to reconcile net income to net cash (used) by operating activities:	
Changes in Operating Assets and Liabilities:	
Brokerage receivables	70,116
Other assets	(23,679)
Accounts payable and accrued expenses	(98,198)
Income taxes payable	(4,501)
Net Cash (used) by Operating Activities	(55,511)
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities	-
Decrease in Cash	(55,511)
Cash - Beginning of Year	175,776
Cash - End of Year	$ 120,265
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 5,487
Cash paid for interest	$ -

The accompanying notes are an integral part of the financial statements.

HMS SECURITIES, INC.
Notes to Financial Statements
January 31, 2005

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

HMS Securities, Inc., (the "Company) is a brokerage firm engaged primarily in retail activities. The Company is a registered broker-dealer with and is member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Revenue Recognition

The Company records client transactions on a settlement date basis, which is generally three business days after trade date. There is no material difference between the accounting on a settlement date basis as compared to a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

Investments in non-marketable securities are carried at cost.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

NOTE 2 - Brokerage Receivables

Receivable from broker consists of the following:

Receivable from clearing broker – commissions	$ 28,704
Clearing broker deposit receivable	27,796
	$ 56,500

NOTE 3 - Capital Ratio

The capital ratio was 56%, versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Firm's net capital requirement pursuant to said rule is $5,000. The net capital as computed was $111,929, leaving an excess over requirements of $106,929.

NOTE 4 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. At January 31, 2005, the Company believes that its exposure to such credit risk is immaterial.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. In addition, the Company monitors each of its customers via computer analysis to assess risk of each trade and the customer's overall position.

HMS SECURITIES, INC.
Notes to Financial Statements
January 31, 2005

NOTE 5 - Income Taxes

The components of the provision for income taxes are as follows:

Current:	
Federal	$ 499
State	599
	$ 1,098

NOTE 6 - Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan ("the Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. The Company made no matching contributions during the year ended January 31, 2005.

NOTE 7 - Change of Ownership

In April 2004 the Company's majority stockholder sold his shares to a privately owned corporation, thereby making that corporation the majority stockholder.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

HMS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
JANUARY 31, 2005

CREDIT ITEMS:			
Total Stockholders' Equity			$ 145,139
DEBIT ITEMS:			
Brokerage receivables		$ 2,538	
Investments		3,300	
Other assets		27,372	
			33,210
Net Capital			111,929
Less: Minimum Net Capital Requirement			5,000
Remainder: Net capital in excess of all requirements			$ 106,929
Capital Ratio: (Maximum allowance 1500%)			
Aggregate Indebtedness	$ 62,298		
Divided by: Net Capital	$111,929	=	56%
Net Capital Requirement:			
Greater of:			
Minimum net capital required (6.67% of $62,298)			$ 4,155
Minimum dollar net capital requirement			$ 5,000

SCHEDULE 2.

HMS SECURITIES, I INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
JANUARY 31, 2005

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 150,224
Reclassify allowable asset to non-allowable asset	(2,538)
Increase in brokerage receivables	5,996
Increase in accounts payable	(40,704)
increase in income taxes payable	(1,049)
Net Capital - per report pursuant to Rule 17a-5(d)	$ 111,929

To the Board of Directors and Stockholders
HMS Securities, Inc.

Gentlemen:

In planning and performing our audit of the financial statements of HMS Securities, Inc. for the year ended January 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by HMS Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II); and (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceeding paragraph and to assess whether those practices and procedures can be expected to achieve the to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

HMS Securities, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2005, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of HMS Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management. Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 25, 2005